Filed by The J. M. Smucker Company

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: The J. M. Smucker Company

Commission File No.: 333-152451

THE J. M. SMUCKER COMPANY ANNOUNCES

DECLARATION OF ONE TIME SPECIAL FIVE DOLLAR DIVIDEND

Orrville, Ohio, September 15, 2008 — The J. M. Smucker Company (NYSE: SJM) (“Smucker”) announced today that it will pay a special dividend of five dollars per common share on Friday, October 31, 2008 to all shareholders of record at the close of business on Tuesday, September, 30, 2008. This one time special dividend is being paid to Smucker shareholders in connection with the transaction announced on June 4, 2008 to merge the Folgers coffee business (“Folgers”) into Smucker, and is a clear indication of the strength of the combined business.

“The payment of this special dividend of five dollars per share is a significant return of value to our shareholders” said Richard Smucker, Executive Chairman and Co-Chief Executive Officer. “We appreciate the support of our shareholders and believe that together these businesses will continue to provide solid long term value for our shareholders.”

The transaction which is expected to be accretive to Smucker earnings is anticipated to close in the fourth quarter of calendar 2008 subject to customary closing conditions including Smucker shareholder approval.

Additional Information About The J. M. Smucker Company Special Dividend

For those shareholders of record that participate in the direct reinvestment plan (Computershare BYDSSM Plan) sponsored by the Company’s transfer agent, Computershare Trust Company, N.A., the special dividend will be paid in cash.

About The J. M. Smucker Company

The J. M. Smucker Company is the leading marketer and manufacturer of fruit spreads, peanut butter, shortening and oils, ice cream toppings, sweetened condensed milk, and health and natural foods beverages in North America. Its family of brands includes Smucker’s®, Jif®, Crisco®, Pillsbury®, Eagle Brand®, R.W. Knudsen Family®, Hungry Jack®, White Lily® and Martha White® in the United States, along with Robin Hood®, Five Roses®, Carnation®, Europe’s Best® and Bick’s® in Canada. The Company remains rooted in the Basic Beliefs of Quality, People, Ethics, Growth and Independence established by its founder and namesake more than a century ago. Since 1998, the Company has appeared on FORTUNE Magazine’s annual listing of the 100 Best Companies to Work For in the United States, ranking number one in 2004. For more information about the Company, visit www.smuckers.com.

The J. M. Smucker Company is the owner of all trademarks, except Pillsbury is a trademark of The Pillsbury Company, used under license and Carnation is a trademark of Societe des Produits Nestle S.A., used under license.

The J. M. Smucker Company Forward-Looking Language

This press release contains forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements. You should understand that the risks, uncertainties, factors and assumptions listed and discussed in this press release, including the following important factors and assumptions, could affect the future results of Smucker following the transactions between The Procter & Gamble Company (“P&G”) and Smucker (the “Transactions”) and could cause actual results to differ materially from those expressed in the forward-looking statements: (i) volatility of commodity markets from which raw materials, particularly corn, wheat, soybean oil, milk and green coffee beans, are procured and the related impact on costs; (ii) the successful integration of P&G’s coffee business (the “Coffee Business”) with Smucker’s business, operations and culture and the ability to realize synergies and other potential benefits of the Transactions within the time frames currently contemplated; (iii) crude oil price trends and their impact on transportation, energy, and packaging costs; (iv) the ability to successfully implement price changes; (v) the success and cost of introducing new products and the competitive response; (vi) the success and cost of marketing and sales programs and strategies intended to promote growth in Smucker’s businesses, which will include the Coffee Business after the completion of the Transactions; (vii) general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; (viii) the concentration of certain of Smucker’s businesses, which will include the Coffee Business after the completion of the Transactions, with key customers and the ability to manage and maintain key customer relationships; (ix) the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer; (x) changes in consumer coffee preferences, and other factors affecting the Coffee Business, which will represent a substantial portion of Smucker’s business after the completion of the Transactions; (xi) the ability of Smucker and Folgers to obtain any required financing; (xii) the timing and amount of Smucker’s capital expenditures, restructuring, and merger and integration costs; (xiii) the outcome of current and future tax examinations and other tax matters, and their related impact on Smucker’s tax positions; (xiv) foreign currency and interest rate fluctuations; (xv) other factors affecting share prices and capital markets generally; and (xvi) the other factors described under “Risk Factors” in the registration statements filed by The Folgers Coffee Company (“Folgers”) and Smucker with the Securities and Exchange Commission and in the other reports and statements filed by Smucker with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and the definitive proxy materials prepared in connection with the Folgers transaction.

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this press release. None of Smucker, Folgers, P&G or any of their respective advisors assumes any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

Additional Information

Smucker and Folgers have filed registration statements with the U.S. Securities and Exchange Commission (“SEC”) registering the common shares to be issued to P&G shareholders in connection with the Folgers transaction but those registration statements have not become effective. Smucker has also filed a definitive proxy statement dated September 3, 2008 with the SEC that has been mailed to the shareholders of Smucker on or about September 8, 2008. Shareholders are urged to read the proxy statement and the prospectus included in the registration statements and any other relevant documents when they become available, because they will contain important information about Smucker, Folgers and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Smucker upon written request to The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838, or from P&G upon written request to The Procter & Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.

This communication is not a solicitation of a proxy from any security holder of Smucker and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. However, P&G, Smucker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of The J. M. Smucker Company may be found in its 2008 Annual Report on Form 10-K filed with the SEC on June 27, 2008, and its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on July 14, 2008. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2008 Annual Report on Form 10-K filed with the SEC on August 28, 2008, and its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on August 29, 2008.

Contact:

M. Ann Harlan

Vice President, General Counsel and Secretary

The J. M. Smucker Company

(330) 682-3000